SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: March 29th, 2004

FOR IMMEDIATE RELEASE

ANOTHER DESIGN WIN FOR SILICOM SERVER NETWORKING ADAPTERS

Kfar Sava, Israel – March 29, 2004 – Silicom Ltd. (NASDAQ: SILCF) today announced another significant design win for its high-performance Dual Gigabit Ethernet Fiber Server/Storage adapters. After an extensive evaluation, Sandvine Incorporated, an award-winning provider of comprehensive Peer-To-Peer Policy Management and Internet Worm-Mitigation solutions, has determined that Silicom’s adapters significantly improve the flexibility, scalability, reliability, and manageability of its server-based systems.

“By using Silicom’s unique adapters, our platforms can offer more ‘bang for the buck’ options, delivering a variety of possibilities tailored to our applications,” said Brad Siim, COO/VP of Engineering of Sandvine. “We are impressed both with the technological excellence of the product, and with Silicom’s quick implementation of the product changes that we requested.”

“We are gratified that Sandvine, a pioneering powerhouse and a major player in its field, is turning to Silicom as its connectivity technology partner,” said Shaike Orbach, Silicom’s President and CEO. “The design win demonstrates again the versatility of our new server/storage networking products, together with the importance of our fast-response customization capabilities. Our marketing efforts, targeting all types of server-based system providers, continue at an aggressive pace and we are encouraged by the response.”

About Sandvine

Sandvine’s award-winning network equipment helps broadband service providers better manage the growing burden of peer-to-peer (P2P) activity while protecting subscribers and preserving the overall Internet experience. Sandvine Peer-to-Peer Policy Management helps service providers take control of P2P traffic, stop the proliferation of destructive worm code and achieve new operational efficiencies. Sandvine products are protecting the Internet experience for millions of broadband subscribers worldwide. To find out more, visit Sandvine online at www.sandvine.com.

About Silicom

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for servers and for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il